Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 3 DATED JANUARY 29, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017 and Supplement No. 2, dated January 16, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock (the "Offering");

(2)	updates to the "Risk Factors" section of our prospectus; and

(3)	updates to the "Federal Income Tax Considerations" section of our prospectus.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of January 29, 2018, we are offering shares of Class A common stock, Class I common stock and Class T common stock in the Offering. As of January 26, 2018, we had accepted investors' subscriptions for and issued approximately 1,143,000 shares of Class A common stock, 1,043,000 shares of Class I common stock and 724,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of $11,170,000, $9,579,000 and $6,910,000, respectively, for total gross proceeds raised of $27,659,000. As of January 26 2018, we had approximately $972,341,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
Risk Factors
The following information supersedes and replaces in its entirety the last three paragraphs of the fourth risk factor in the “Risk Factors — Risks Associated with Investments in the Healthcare Property Sector — Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rental payments to us" beginning on page 43 of the prospectus:
On May 4, 2017, members of the House of Representatives approved legislation to repeal portions of the Healthcare Reform Act, which legislation was submitted to the Senate for approval. On July 25, 2017, the Senate rejected a complete repeal and, further, on July 27, 2017, the Senate rejected a repeal on the Healthcare Reform Act’s individual and employer mandates and a temporary repeal on the medical device tax. Furthermore, on October 12, 2017, President Trump signed an Executive Order the purpose of which was to, among other things, (i) cut healthcare cost-sharing reduction subsidies, (ii) allow more small businesses to join together to purchase insurance coverage, (iii) extend short-term coverage policies, and (iv) expand employers’ ability to provide workers cash to buy coverage elsewhere. The Executive Order required the government agencies to draft regulations for consideration related to Associated Health Plans ("AHP"), short term limited duration insurance ("STLDI") and health reimbursement arrangements ("HRA"). At this time the proposed legislation has not been drafted. The Trump Administration also ceased to provide the cost-share subsidies to the insurance companies that offered the silver plan benefits on the Health Information Exchange. The termination of the cost-share subsidies would impact the subsidy payments due in 2017 and will likely adversely impact the insurance companies, causing an increase in the premium payments for the individual beneficiaries in 2018. Nineteen State Attorney Generals filed suit to force the Trump Administration to reinstate the cost shares subsidy payments. On October 25, 2017, a California Judge ruled in favor of the Trump Administration and found that the federal government was not required to immediately reinstate payment for the cost shares subsidy. The injunction sought by the Attorney Generals’ lawsuit was denied. Subsequently, Maine Community Health Options filed suit against the United States of America in the United States Court of Federal Claims, Case No. 17-2057C (December 28, 2017) seeking damages and payment for the cost-sharing reduction payment. This claim is currently pending. Therefore, our tenants will likely see an increase in individuals who are self-pay or have a lower health benefit plan due to the increase in the premium payments. Our tenants’ collections and revenues may be adversely impacted by the change in the payor mix of their patients and it may adversely impact the tenants’ ability to make rent payments.
There are multiple lawsuits in several judicial districts brought by qualified health plans to recover the prior risk corridor payments that were anticipated to be paid as part of the health insurance exchange program.  The multiple lawsuits are moving through the judicial process.  Further, there is a current lawsuit, United States House of Representatives vs. Price, which alleges that the Executive Branch of the United States of America exceeded its authority in implementing the risk corridor payments under the HealthCare Reform and therefore the payments should not be made. At this time, the case is pending. If the

Administration or the court system determines that risk corridor or risk share payments are not required to be paid to the qualified health plans offering insurance coverage on the health insurance exchange program, the insurance companies may cease offering the Health Insurance Exchange product to the current beneficiaries. Therefore, our tenants may have an increase of self-pay patients and collections may decline, adversely impacting the tenants’ ability to pay rent.
On January 11, 2018, the Centers for Medicare and Medicaid Services (“CMS”) issued guidance to support state efforts to improve Medicaid enrollee health outcomes by incentivizing community engagement among able-bodied, working-age Medicaid beneficiaries. The policy excludes individuals eligible for Medicaid due to a disability, elderly beneficiaries, children and pregnant women. CMS received proposals from 10 states seeking requirements for able bodied Medicaid beneficiaries to engage in employment and community engagement initiatives. Kentucky is the first state to obtain a waiver for its program and require Medicaid beneficiaries to work or get ready for employment. If the “work requirement” expands to the states, Medicaid programs it may decrease the number of patients eligible for Medicaid. The patients that are no longer eligible for Medicaid may become self-pay patients which may adversely impact our tenant’s ability to receive reimbursement. If our tenants’ patient payor mix becomes more self-pay patients, it may impact our tenants’ ability to collect revenues and pay rent.
The following information supersedes and replaces in its entirety the ninth risk factor in the “Risk Factors — Risks Associated with Investments in the Healthcare Property Sector — Comprehensive healthcare reform legislation, the effects of which are not yet known, could materially and adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders" beginning on page 46 of the prospectus:
On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act of 2010, or the Patient Protection and Affordable Care Act, and on March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, which in part modified the Patient Protection and Affordable Care Act. Together, the two acts serve as the primary vehicle for comprehensive healthcare reform in the U.S (collectively, the “Healthcare Reform Act”). The acts are intended to reduce the number of individuals in the U.S. without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. Included with the legislation is a limitation on physician-owned hospitals from expanding, unless the facility satisfies very narrow federal exceptions to this limitation. Therefore, if our tenants are physicians that own and refer to a hospital, the hospital would be limited in its operations and expansion potential, which may limit the hospital’s services and resulting revenues and may impact the owner’s ability to make rental payments. The legislation will become effective through a phased approach, beginning in 2010 and concluding in 2018. On June 28, 2012, the United States Supreme Court upheld the individual mandate under the healthcare reform legislation, although substantially limiting the legislation’s expansion of Medicaid. However, on December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act repeals the individual mandate beginning in 2019. At this time, the effects of healthcare reform and its impact on our properties are not yet known but could materially and adversely affect our business, financial condition, results of operations and ability to pay distributions to our stockholders. See the risk factor entitled "Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rental payments to us" above for information on legislation surrounding healthcare reform.
The following information supersedes and replaces in its entirety the seventh risk factor in the “Risk Factors — U.S. Federal Income Tax Risks — Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities" beginning on page 51 of the prospectus:
To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities, taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities (other than government securities, taxable REIT subsidiaries, and qualified real estate assets) of any one issuer. For taxable years beginning after December 31, 2017, no more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter other than our first REIT calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.
The following information supersedes and replaces in its entirety the thirteenth risk factor contained in the “Risk Factors — U.S. Federal Income Tax Risks — Dividends payable by REITs generally do not qualify for reduced tax rates under current law" on page 53 of the prospectus:

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a higher tax rate when paid to such stockholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.
Federal Income Tax Considerations
The following information is removed in its entirety from the information contained in the "Federal Income Tax Considerations — Taxation of a REIT" section beginning on page 128 of the prospectus:

•	We may be subject to the corporate “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.
The following information supersedes and replaces the fifth bullet point under the third full paragraph contained in the "Federal Income Tax Considerations — Taxation of a REIT" section on page 128 of the prospectus:

•
If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or REMIC), we could be subject to corporate level U.S. federal income tax at a 21% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See the section entitled “— Other Issues With Respect to Taxation of a REIT — Excess Inclusion Income” below.

The following information supersedes and replaces the ninth bullet point under the third full paragraph contained in the "Federal Income Tax Considerations — Taxation of a REIT" section beginning on page 128 of the prospectus:

•
If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the selling corporation’s basis in the asset, and we recognize gain on the disposition of such an asset during the 5-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

The following information supersedes and replaces the fourth paragraph contained in the "Federal Income Tax Considerations — REIT Qualification Tests — 25% Asset Test" section beginning on page 131 of the prospectus:
As described below regarding the 75% Gross Income Test, a taxable REIT subsidiary is utilized in much the same way an independent contractor is used to provide types of services without causing the REIT to receive or accrue some types of non-qualifying income. For purposes of the 25% Asset Test, securities of a taxable REIT subsidiary are excepted from the 10% vote and value and 5% value limitations on a REIT’s ownership of securities of a single issuer. However, for taxable years after December 31, 2017, no more than 20% of the value of total assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries.
The following information supersedes and replaces the seventh paragraph contained in the "Federal Income Tax Considerations — REIT Qualification Tests — 25% Asset Test" section beginning on page 131 of the prospectus:
If a REIT fails to meet any of the asset test requirements for a quarter other than a de minimis failure described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under section 11 of the Internal Revenue Code (currently 21%), by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).
The following information supersedes and replaces the last paragraph contained in the "Federal Income Tax Considerations — Excess Inclusion Income" section on page 136 of the prospectus:

See the section entitled “— U.S. Federal Income Taxation of Stockholders” below. To the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to UBTI (such as a government entity), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 21%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.
The following information supersedes and replaces the "Federal Income Tax Considerations — Failure to Qualify as a REIT" section on page 137 of the prospectus:
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.” If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as ordinary income. This “double taxation” would result from our failure to qualify as a REIT. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.
The following information supersedes and replaces the fourth paragraph contained in the "Federal Income Tax Considerations — U.S. Federal Income Taxation of Stockholders — Taxation of Taxable U.S. Stockholders" section beginning on page 139 of the prospectus:
Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. The aggregate amount of dividends that can be designated by us as capital gain dividends or qualified dividends in a taxable year cannot exceed the dividends actually paid by us in such year (taking into account dividends treated as paid in such taxable year as described in the section entitled “— REIT Qualification Tests — Annual Distribution Requirements” above). We also have the right to elect to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after- tax amount of such gain. Long-term capital gains are generally taxable at maximum U.S. federal income tax rates of 20% in the case of U.S. Stockholders who are individuals, and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. Stockholders who are individuals, to the extent of previously claimed depreciation deductions. U.S. Stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.
The following information supersedes and replaces the tenth paragraph contained in the "Federal Income Tax Considerations — U.S. Federal Income Taxation of Stockholders — Taxation of Taxable U.S. Stockholders" section beginning on page 139 of the prospectus:
In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s adjusted tax basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated our distributions as long-term capital gains. In general, a U.S. Stockholder's adjusted tax basis will equal the U.S. Stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. Stockholder (discussed above) less tax deemed paid on such gain and reduced by returns of capital. In general, under current law capital gains recognized by individuals and other non-corporate U.S. Stockholders upon the sale or disposition of shares will be subject to a maximum U.S. federal income tax rate of 20%, if our shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 37%) if our shares are held for 12 months or less. Gains recognized by U.S. Stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of the capital gain realized by a non-corporate holder on the sale of REIT shares that would correspond to the REIT's “unrecaptured Section 1250 gain.” Holders are urged to consult their tax advisors with respect to the taxation of capital gain income. Capital losses recognized by a U.S. Stockholder upon the disposition of our shares held for more than one year at the time of disposition will be considered long-

term capital losses, and are generally available only to offset capital gain income of the U.S. Stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).